[redacted]

15025265

SEC RECEIVED
MAR 2 3 2015
WASH, D.C. 194

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-66599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUE CAPITAL LIMITED PARTNERSHIP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2665 S. BAYSHORE DRIVE, SUITE 220
(No. and Street)

MIAMI	FL	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Skouras — 305-290-4013 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/15

OATH OR AFFIRMATION

I Dmitriy Rutitskiy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cue Capital Limited Partnership, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Financial and Operations Principal

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cue Capital Limited Partnership

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2014

Cue Capital Limited Partnership
Table of Contents
As of December 31, 2014

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530

E-mail: mrscpapc@gmail.com;
mrsullivan@sullivancpapc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cue Capital Limited Partnership

We have audited the accompanying financial statements of Cue Capital Limited Partnership (a limited partnership), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, changes in liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cue Capital Limited Partnership's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cue Capital Limited Partnership as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Cue Capital Limited Partnership's financial statements. The supplemental information is the responsibility of Cue Capital Limited Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 27, 2015

Cue Capital Limited Partnership
Statement of Financial Condition
As of December 31, 2014

ASSETS		
Cash and Cash Equivalents	$	73,050
Prepaid Expenses		32,090
Property and Equipment, Net		43,934
Other Assets		3,181
Total Assets	$	152,255
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities		
Accounts Payable and Accrued Expenses	$	40,085
Total Current Liabilities		40,085
Member's Equity		112,170
Total Liabilities and Member's Equity	$	152,255

The accompanying notes are an integral part of these financial statements.

Cue Capital Limited Partnership
Statement of Operations
For the year ended December 31, 2014

Income		
Retainer Fees	$	115,000
Interest income		152
		115,152
Expenses		
Travel and entertainment		144,339
Professional fees		91,180
Other		75,601
Occupancy		35,348
Technology, Data & Communications		17,804
Regulatory fees		17,549
Insurance		14,428
		396,249
Net loss before income tax expense		(281,097)
Income tax expense		(49,883)
Net loss	$	(231,214)

The accompanying notes are an integral part of these financial statements.

Cue Capital Limited Partnership
Statement of Changes in Member's Equity
For the year ended December 31, 2014

Member's equity, beginning of year	$	413,384
Contributions		30,000
Distributions		(100,000)
Net Loss		(231,214)
Member's equity, end of year	$	112,170

The accompanying notes are an integral part of these financial statements.

Cue Capital Limited Partnership
Statement of Cash Flow
December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(231,214)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		15,110
Increase (Decrease) in Cash Flows as a result of changes in asset and liability account balances:		
Fees Receivable		199,512
Prepaid Expenses		(1,332)
Other Assets		(1,631)
Accounts Payable and Accrued Expenses		(17,313)
Other Current Liabilties		(50,769)
NET CASH USED BY OPERATING ACTIVITIES		143,578
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Fixed Assets		(2,178)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions to capital		30,000
Distributions to capital		(100,000)
NET CASH USED BY OPERATING ACTIVITIES		(70,000)
NET DECREASE IN CASH		(159,814)
Cash at January 1, 2014		232,865
Cash at December 31, 2014	$	73,050
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Cue Capital Limited Partnership (the "Partnership") was formed on September 4, 2003. The partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Equipment

Equipment is stated at cost less accumulated depreciation. The Partnership provides for depreciation on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment	*5 Years*
Computer software	*5 Years*
Furniture	*7 Years*
Leasehold improvements	*15 Years*

Summary of Significant Accounting Policies (Continued)

Equipment (Continued)

The Partnership periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Partnership did not recognize an impairment loss on its long lived assets for the year ended December 31, 2014.

Revenue Recognition

The Partnership recognizes advisory revenues in accordance with the provisions of the respective agreements.

Fees Receivable

The Partnership carries it fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its fees receivable and establishes an allowance for doubtful accounts. If necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Income Taxes

No provision for federal and state income taxes has been recorded because the Partnership is a single member limited liability company. Accordingly, the individual member reports the Partnership's income or loss on their income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Equipment

Details of property and equipment at December 31, 2014 are as follows:

Furniture & Fixtures	$ 112,570
Leasehold Improvements	5,347
Computer Equipment	53,060
	170,977
Less: accumulated depreciation	(127,043)
	$ 43,934

4. Uncertain Tax Positions

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

5. Concentrations

The Partnership maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Fees earned from one investment manager accounted for 100% of the Partnership's total fees in 2014. There is no fees receivable relating to this investment manager at December 31, 2014.

6. Commitments

The Partnership leases office space under an operating lease with a term that expired August 31, 2014. Rent expenses amounted to approximately $20,237 for the year ended December 31, 2014. Future minimum rental payments due under the lease are approximately $21,123.

7. Net Capital Requirement

The Partnership as a member of the FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2014, the Partnership's net capital was approximately $32,965, which was approximately $27,965 in excess of its minimum requirement of $5,000 under SEC Rule 15c3-1.

8. Fair Value

Effective January 1, 2008, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Fair Value (Continued)

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

9. Subsequent Events

These financial statements were approved by management and available for issuance on February 27, 2015. Subsequent events have been evaluated through this date.

Cue Capital Limited Partnership
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2014

Schedule I

Total member's equity	$	112,170
Less nonallowable assets		
Other assets		79,205
Net capital before haircuts		32,965
Haircuts		-
Computed net capital	$	32,965
Aggregate indebtedness	$	40,085
Computed minimum net capital required (6.67% of aggregate indebtedness)	$	2,672
Minimum net capital requirement (under SEC Rule 15c3-1)	$	5,000
Excess net capital (under SEC Rule 15c3-1)	$	27,965
Percentage of aggregate indebtedness to net capital		
$ 40,085 / $ 32,965		122%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing.

Cue Capital Limited Partnership

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Under SEC Rule 15c3-3

December 31, 2014

Schedule II

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraphs (k)(2)(i) of the Rule.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530

E-mail: mrscpapc@gmail.com;
mrsullivan@sullivancpapc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cue Capital Limited Partnership

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Cue Capital Limited Partnership identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cue Capital Limited Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Cue Capital Limited Partnership stated that Cue Capital Limited Partnership met the identified exemption provisions throughout the most recent fiscal year without exception. Cue Capital Limited Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cue Capital Limited Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 27, 2015

Cue Capital Limited Partnership
Exemption Report
December 31, 2014

We as members of management of Cue Capital Limited Partnership, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(i).

(2) We met the identified exemption provisions throughout the most recent fiscal year 12/31/2014 without exception.

Cue Capital Limited Partnership

I, Dmitriy Rutitskiy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Title: Financial and Operational Principal

February 25, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066599 FINRA DEC
CUE CAPITAL LIMITED PARTNERSHIP
2200 LIBERTY AVENUE
MIAMI BEACH, FL 33139

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dmitriy Rutitskiy 212-7514422

2. A. General Assessment (item 2e from page 2) $ 288

   B. Less payment made with SIPC-6 filed (**exclude interest**) (138)
   08/01/2014
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 150

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 150

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 150

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CUE CAPITAL LIMTIED PARTNERSHIP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 25 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 01, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 115,152
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 115,152
2e. General Assessment @ .0025	$ 288
	(to page 1, line 2.A.)

March 18, 2015

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, DC 20549

RE:	CUE CAPITAL, LLC
CRD # 132503	SEC # 8-66599

Dear Sir or Madam:

Enclosed are the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Information as of December 31, 2014
2. Report of Independent Registered Public Accounting Firm on Compliance with Certain Exemption Provisions under Rule 15c3-3.

These reports replace the reports originally mailed on February 27, 2015.

Very truly yours,

Enclosures: